UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 9, 2008

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

American Israeli Paper Mills Ltd. (AMEX:AIP, “the Company”) notified that it had amended errors in data mistakably accrued in its Periodical Report 2007 (Company’s financial reports as of December 31, 2007, hereinafter: “the Report”), submitted on March 10, 2007.

The errors consist of amendments in the Description of the Corporation’s Business, chapter A’ to the Report, as follows:

1.	Clause 7.1 to the Report (Financial Information Regarding the Corporation’s Sectors of Operation)- the consolidated operating income of the Company for 2007 is NIS 75,369 thousands (instead of NIS 75,396 thousands).

2.	Clause 9.4.3 to the Report (Customer Attributes of the paper and recycling operating activity)- the revenues from export customers in 2007 was approximately NIS 49 Million (instead of NIS 47 Million).

3.	In addition, in clause 22 concerning the associated companies the amendments that were conducted and the revised paragraphs, are as follows:

3.1.	Mondi Hadera Paper Ltd: Clause 22.1.12.1 (2) to the Report (Raw Materials and Suppliers)- purchases from pulp supplier:

“…Mondi’s main pulp suppliers and the amount of pulp purchases are: (1) International Forest Products Corp.(A supplier based in the USA. The amount purchased from it comes to about 30% of total pulp purchases); (2) Portucel–Empresa Produtora de Pasta e Papel, S.A. (A supplier based in Portugal. The amount purchased from it comes to about 15% of total pulp purchases); (3) Heinzel Zellstof Poels , A.G. (A supplier based in Austria. The amount purchased from it comes to about 10% of total pulp purchases); (4) Soedra Cell International A.B. (A supplier based in Sweden. The amount purchased from it comes to about 16% of total pulp purchases); (5) Grupo Empresarial Ence S.A. (A supplier based in Spain. The amount purchased from it comes to about 15% of total pulp purchases).”

3.2.	Hogla-Kimberly Ltd.: Clause 22.2.5 to the Report (Products and Services)- details regarding diapers and toilet paper:

“The two products that the revenues derived from them exceed 10% from Hogla-Kimberly’s consolidated revenues (Israel and Turkey) are diapers and toilet paper. The consolidated revenues (Israel and Turkey) of Hogla-Kimberly from diapers and toilet paper in 2007 accounted for NIS 574.8 and NIS 238.2 million, respectively, representing 42% and 17% of the total Hogla-Kimberly consolidated revenues, respectively. The consolidated gross profit of Hogla-Kimberly (Israel and Turkey) from the sale of diapers and toilet paper in 2007, amounted to NIS 172 and NIS 79.9, respectively, representing approximately 30% and 34% of the gross profit of Hogla-Kimberly from diapers and toilet paper respectively.”

3.3.	Carmel Container Systems Ltd.:

3.3.1.	Clause 22.4.3 to the Report (Financial Information)- operating profit for 2006:

	2005	2006	2007
Income	415.3	419.9	71.4
Gross Profit	47.2	51.1	54.5
Operating Profit	8.1	11.3	13.7

3.3.2.	Clause 22.4.5.1 to the Report (Products and Services)- the gross profit of corrugated cardboard segment:

”The gross profit of the two segments of Carmel’s activity, the corrugated cardboard segment and the Triwall products segment, in 2007, amounted to NIS 43,843 thousands and NIS 10,436 thousands, respectively and accounted for 11% and 14% of the gross profit from the revenues of each activity, respectively.”

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3.3.3.	Clause 22.4.6 to the Report (Clients)- revenues from major customer:

“Amir Marketing and Investments in Agriculture Ltd. (hereinafter: ““Amir”), an agricultural wholesaler, is a major customer of Carmel, which in 2007, generated revenues of NIS 63.4 million, that account for 13.4% of Carmel’s total revenues. The nature of Carmel’s agreement with Amir is identical to its agreements with other customers, as detailed below.”

3.3.4.	Clause 22.4.14 to the Report (Working capital)- working capital rate and average number of customers and supplier credit days:

“Working capital
Carmel’s consolidated working capital as a percentage of sales, as of December 31, 2007, is 28.3% (NIS 133 million).
a.	Accounts Receivable
Carmel sells its products under acceptable credit terms. As of December 31, 2007, the average of customer credit days is 126 days.
b.	Accounts Payable
As of December 31, 2007, the average number of supplier credit days is 90 days, while with respect to suppliers in Israel alone, the average number of credit days on that date is 105 days.”

3.3.5.	Clause 22.4.15 to the Report (Financing)- short-term and long-terms loans:

“Carmel has short-term loans, which as of December 31, 2007, amount to NIS 16,903 thousands and long-terms loans (including current maturities) which, as of December 31, 2007, amount to NIS 74,978 thousands.

As of the reporting date, all of Carmel’s financial sources are commercial banks in Israel.

A sum of NIS 22,573 thousands out of the long-term loans bears fixed interest that ranges between 4% and 4.8%. The remaining long-term loans, in the amount of NIS 52,405 thousands, bear a floating interest of Prime +-1%.”

4.	Appendix D (Regulation 13)- Mondi Hadera Paper Ltd Profit is a profit of NIS 18,290 thousands and not a loss of NIS (18,290) thousands.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: April 9, 2008

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